

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 22, 2007

Rene Sagastuy
Chief Executive Officer
Maxcom Telecommunications, Inc.
Guillerma Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210

Re: **Maxcom Telecommunications, Inc.**
        Registration Statement on Form F-1, File No. 333-144771
        Filed on July 23, 2007

Dear Mr. Sagastuy:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that you should include the price range, the size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.

2. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by the Institute of Statistics, Geography, and Informatics on page 4, and by The Mexican National Population Council on page 65, and to Pyramid on page 66. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

3. Please provide us with copies of your artwork, if any, prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

Prospectus Cover Page

4. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

5. In an appropriate location in the prospectus, please disclose in what way the closings of the international and Mexican offering are "conditioned upon each other."

6. Please revise to delete the reference to J.P. Morgan as "sole bookrunning manager." Your cover page should be limited to the information required by Item 501 of Regulation S-K and key information about the offering.

Inside front cover – pages i and ii

7. Limit the inside cover page to the information required by Item 502 of Regulation
    S-K. In this regard, please reposition the information appearing under
    "Presentation of Financial and Other Information" to another location in the
    registration statement.

8. We note your statement that you have not "independently verified" the
    market data and industry statistics used in the prospectus, and therefore
    do not make representations as to their accuracy. Please note that if you
    choose to utilize industry data in a prospectus, you adopt such
    information and are responsible for the content. Accordingly, please
    remove this and similar disclaimers from your disclosure.

Prospectus Summary, page 1

9. As currently drafted, this summary section is long and overly-detailed. Consider
    eliminating some of the detail and delete any redundant information. In order to
    make it more of a summary, focus only on the most material terms of the offering.
    In this regard, consider reducing the overview description of the company to one
    or two paragraphs summarizing your business operations. In addition, delete or
    substantially reduce the subsections addressing your industry, competitive
    strengths and your strategies. Further revise to eliminate the use of industry
    jargon in your summary, such as the terms "point-to-point concession" and
    "modular network construction strategy." Also clarify the meaning of the term
    "last mile" the first time you use it.

10. Please revise to make the tone of this section more objective and disclosure-
    oriented and less of a marketing brochure for the company's services and
    products, such as using the terms "proven," "demonstrated" and "excellent." To
    the extent you retain these terms, provide us with objective support for your
    assertions and ensure that you make clear upon what standard or measure you
    base your claims.

11. In the interest of providing balance to your prospectus summary, please revise to
    include principal risks in addition to the inclusion of your competitive strengths
    and growth strategy, including, for example, your substantial indebtedness and
    history of operating losses, the extent to which insiders will exert control over
    corporate actions subsequent to the initial public offering, and your reliance on
    Telmex for interconnection.

<u>Business, page 1</u>

12. Please revise the first paragraph to briefly describe the nature of the resale arrangements or partnerships you have with other providers. For example, are these arrangements contractual in nature? Please similarly briefly describe the nature of the strategic alliances and partnerships you reference on page 3, under "Demonstrated ability to establish successful strategic alliances."

13. Please revise to indicate the extent to which Maxcom has penetrated the market in Toluca.

<u>Competitive Strengths, page 2</u>

14. Please identify the external surveys referenced on page 3 and provide us with copies. Advise us who conducted the surveys and how the surveys were conducted, including the type and number of customers surveyed.

<u>Mexican Foreign Investment Bureau Approval, page 5</u>

15. We note your statement that the terms and conditions of your proposed bylaws and proposed CPO trust agreements may be "materially different" from the terms described in your prospectus. Please confirm that in the event that the terms and agreements of these exhibits, as modified, differ materially from what is described in the prospectus, you will file revised exhibits and provide conforming disclosure in the body of the prospectus.

<u>The Offering, page 6</u>

<u>Lock-up agreement, page 8</u>

16. In the "Underwriters" section beginning on page 143, please revise to disclose the factors that may be used by the underwriters in determining whether to release the shares subject to the lock-up.

<u>Risk Factors, page 13</u>

17. The introductory paragraph suggests that there may be risks you do not consider material now but may become material, or there may be risks that you have not yet identified. You must disclose all risks that you believe are material at this time. Delete language related to other risks or unknown risks from your disclosure.

18. Instead of using generic phrases such as "material and adverse effect" to describe the risks' effects, as you do, for example, in "If we do not successfully upgrade

our accounting, billing, customer service and management information systems as new technology becomes available, our business, results of operations and financial condition could be materially and adversely affected," on page 15, and in "Exchange rate instability may have a material adverse effect on our business, results of operations, financial condition and the price of our securities," on page 23, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your "financial condition and results of operations could be materially and adversely affected" if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

19. Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. Some of your subheadings merely state facts about your business and/or offering. For example, we note the heading "We depend on Telmex for interconnection" on page 14, and "Developments in other countries may impact the price of our securities" on page 23. Please review and revise subheadings to succinctly state the risks to you or your investors that will result from the facts or circumstances you discuss.

The loss of key personnel could harm our business, results of operations, and financial condition, page 14

20. Please revise to identify, insofar as possible, the key personnel upon whom Maxcom relies.

Our substantial indebtedness could have a material adverse effect on our financial condition, including our ability to fulfill our obligations under our notes and out ability to operate our business and implement our business plan, page 16

21. To the extent that you revise to include updated interim financial statements, please revise to indicate the extent of your debt as of a date more recent than March 31, 2007. Also revise to quantify the substantial portion" of your cash flow from operations that will be dedicated to debt service payments.

The indenture governing our senior secured notes contain restrictions on our ability to operate our business and to pursue our business strategies, page 17

22. Please revise to indicate whether the indenture covenants you reference in the first sentence are subject to exceptions, and, if so, what the ramifications of the exceptions may be.

23. Please revise the final paragraph to provide a recent estimate of the extent to which holders of the senior secured notes could demand immediate payment of principal and accrued interest.

We may face additional competition in the future from new market participants, which may result in lower prices for telecommunications services, lower margins and/or a loss of market share, page 18

24. Consider breaking out the risks described in this somewhat lengthy risk factor under separate descriptive subheadings to facilitate an investor's understanding of the various competitive risks you may face.

If we were to be declared bankrupt, holders of the senior secured notes may find it difficult to collect payment on the notes, page 24

25. Please revise to expand your disclosure to identify the risk to investors in your common shares generally, in addition to the risk specific to holders of your senior secured notes.

Investors may experience difficulties in enforcing civil liberties against us or our directors, officer and controlling persons, page 29

26. We note your concluding statement that there is "doubt" as to the enforceability of civil liabilities under U.S. securities laws for original actions instituted in Mexico. Please briefly discuss why such "doubt" exists.

Use of Proceeds, page 31

27. As it appears that you have no specific plans for the proceeds, discuss the principal reasons for this offering. See Part I, Item 3.C. of Form 20-F, as referenced by Item 4(a) of Form F-1. Also include a risk factor relating to the broad discretion you have regarding how you will use the proceeds. Further, please specify the types of capital expenditures you may fund with the offering proceeds, if known.

Capitalization, page 33

28. Please revise to update the capitalization table as of a date no earlier than 60 days prior to the date of filing the Form F-1 registration statement. See Form 20-F Item 3.B.

Dilution, page 34

29. Please quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options, as well as upon the exercise of the over-allotment provisions.

Management's Discussion and Analysis, page 38

Operating Expenses, page 48

30. If material, provide discussions (quantified, if possible) of any expected increases in expenses described throughout this section, to the extent known. For example, indicate whether you intend to increase sales efforts, thus impacting your marketing, general and administrative expenses. Similarly address the estimated increase in expenses, such as expenses associated with your intent to add more cities to your cable television ventures in the future.

Liquidity and Capital Resources, page 54

31. Your liquidity section should discuss the cash requirements for implementing your business strategy. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the expenses you expect to continue to incur in connection with your plans, including expanding into other urban markets, expanding the range of your services, and expanding your network infrastructure, and how those strategies will affect the company's cash needs. Explain how such expansion plans will affect your capital expenditures and liquidity.

32. Please provide a discussion regarding the company's ability to meet its short and long-term liquidity needs. Ensure to identify and quantify all material short-term and long-term liquidity requirements. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond; if so, then state the length of time for which the existing funds will be sufficient. In this regard, we note in your risk factor on page 13 that you "will need additional financing to implement our business plan."

33. Please revise to describe the terms of your senior secured notes and other debt instruments, including financial covenants, ratios, events of default (including the consequences of default) and any significant restrictions on your ability to raise additional capital. For example, provide an expanded description of the various

restrictions imposed by the indenture governing your senior secured notes listed in the risk factor on page 17, including restrictions on your ability to "make investments" and "enter into transactions with affiliates." Ensure to provide quantified disclosure of the financial covenants and ratios.

Indebtedness, page 55

34. Please revise to indicate your consolidated debt in U.S. dollars, in addition to Mexican pesos as of March 31, 2007.

35. Disclose your leverage coverage ratio as of the most recent date practicable.

Contractual Obligations, page 60

36. Please revise, as applicable, to describe any provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the contractual obligations. We note disclosure on page 17 indicating that in the event of default your note holders could demand immediate payment of the aggregate principal amount and accrued interest on the notes outstanding.

Executive Officers, page 94

37. You do not appear to have included biographical information for Mr. Sagastuy here or in the section immediately preceding this one. Please advise or revise.

Executive compensation, page 94

38. Please advise us whether Maxcom has disclosed or is required to disclose the individual executive compensation of its executive officers and directors under Mexican law. See Form 20-F Item 6.B.

First Executive Stock Option Plan, page 95
Second Executive Stock Option Plan, page 95

39. You do not appear to have filed these plans as exhibits to your registration statement, nor incorporated them by reference. Please file them as exhibits with your amended Form F-1.

Principal and Selling Shareholders, page 98

40. Please revise to include complete Item 9.D. disclosure, including the number of shares being offered pursuant to the registration statement.

41. Please revise to identify the natural person or persons having voting and/or dispositive powers over the shares held by non-natural entities, to the extent they are not widely-held.

42. Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

Fees and Expenses, page 119

43. Please revise this section to disclose any payments from the depositary bank to Maxcom, including whether any of the fees collected by the depositary bank will be forwarded to the issuer. Also, explain how the fees will be collected and any consequence of non-payment.

Taxation, page 136

44. Because your discussion of tax implications should be as precise as possible, please revise to remove the reference to the summary containing a "general" description of material U.S. federal income tax consequences.

Passive Foreign Investment Company, page 138

45. We are uncertain who is opining when you state that "we do not expect the Company to be treated as a "passive foreign investment company." Please advise or revise.

Part II

Item 7. Recent Sales of Unregistered Securities

46. We note that the option issuances disclosed on page 95 of the registration statement are not included in your Part II disclosure. Please advise or revise.

Item 8. Exhibits and Financial Statement Schedules

47. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

Rene Sagastuy
Maxcom Telecommunications, Inc.
August 22, 2007
Page 11

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Paul Fischer, Attorney-Advisor, or me at (202) 551-3810 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Paul Zier, Esq. (*via facsimile*)
        Kirkland & Ellis LLP